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CUSIP NO. 903447 10 0                 13D                                 Page 1


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                            US TELESIS HOLDINGS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   903447 10 0
                                 (CUSIP Number)

                                   YALE FARAR
                                BELLE GROUP, LTD.
                              23679 CALABASAS ROAD
                               CALABASAS CA 91302
                                  818-591-8333
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 1, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |-|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).



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CUSIP NO. 903447 10 0                 13D                                 Page 2

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Yale Farar
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         1,171,921
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           1,476,850
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,171,921
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    1,476,850
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,648,771
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     23.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------
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CUSIP NO. 903447 10 0                 13D                                 Page 3

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Belle Group, LLC
     88-0410943
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Nevada State
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           1,476,850
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    1,476,850
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,476,850
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     13.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


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CUSIP NO. 903447 10 0                 13D                                 Page 4

ITEM 1. SECURITY AND ISSUER.

        This Schedule 13D relates to Common Stock ("Common Stock") issued by US Telesis Holdings, Inc. (the "Issuer"). The Issuer's principal executive office is located at PO Box 415, Boston, MA 02117.

ITEM 2. IDENTITY AND BACKGROUND.

       (a) This Schedule 13D is being filed by Yale Farar ("Farar") and Belle Group, LLC. ("Belle" and, collectively with Farar, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d) (3) of the Act. The agreement among the Reporting Persons to file jointly (the "Agreement of Joint Filing") is referenced as Exhibit 99.1 hereto. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

              Mr. Farar controls Belle. Accordingly, Mr. Farar may be deemed to be the beneficial owner of the shares of Common Stock held by Belle for purposes of Rule 13d-3 under the Exchange Act. Mr. Farar disclaims beneficial ownership of any of the securities covered by this statement.

       (b) The business address of the Reporting Persons is 23679 Calabasas Road, Calabasas, CA 91302.

       (c) Farar is the majority owner, and managing member of Belle. Belle's principal business address is 23679 Calabasas Road, Calabasas, CA 91302.

       (d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)    Farar is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Farar invested $6,172 of his personal funds to acquire 1,171,921 shares of Common Stock.

        Belle invested $12,100 of its working capital to acquire 1,476,850 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

         The shares of Common Stock were acquired by the Reporting Persons for investment purposes.

         While the Reporting Persons (and their affiliates) have no present plans or proposals which relate to or would result in the acquisition or disposition by any person of securities of the Issuer, the Reporting Persons believe that the Issuer's Common Stock is undervalued and the investments in the Issuer by the Reporting Persons (and their affiliates) will be periodically reviewed and, at any time, the amount of such investments may be increased, through open market purchases or otherwise, or decreased. The Reporting Persons (and their affiliates) do not at the present time have any plans or proposals which relate to or would result in:


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CUSIP NO. 903447 10 0                 13D                                 Page 5

       (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

       (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

       (e) Any material change in the present capitalization or dividend policy of the Issuer;

       (f) Any other material change in the Issuer's business or corporate structure;

       (g) Changes in the Issuer's Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

       (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

       (j)    Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        As of the date hereof, Farar may be deemed to be the direct beneficial owner of 1,171,921 shares of Common Stock, over which he has sole voting and sole dispositive power, and the indirect beneficial owner of 1,476,850 shares of Common Stock, over which he has shared voting and shared dispositive power. The 2,648,771 shares of Common Stock beneficially owned by Farar represent 23.5% of the issued and outstanding shares of Common Stock, based on 11,280,476 shares issued and outstanding at May 4, 2005.

        As of the date hereof, Belle is the direct beneficial owner of 1,476,850 shares of Common Stock, over which it has shared voting and shared dispositive power. The 1,476,850 shares represent 13.1% of the issued and outstanding shares of Common Stock, based on 11,280,476 shares issued and outstanding on May 4, 2005.

        The following sets forth certain information regarding all transactions in the Common Stock that were effected by a Reporting Person during the past sixty days:

                              AMOUNG         PRICE     WHERE AND
                              BOUGHT          PER         HOW
REPORTING PERSON    DATE      (SOLD)         SHARE      EFFECTED
----------------  --------  -----------  -----------  ---------------

None.


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CUSIP NO. 903447 10 0                 13D                                 Page 6

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.              DESCRIPTION
-----------              -----------
99.1                     Agreement of Joint Filing.




                                   SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


 Dated: May 4, 2005                      /s/ Yale Farar
                                         ---------------------------------------
                                         Name: Yale Farar


                                         Belle Group, Ltd.


                                         By: /s/ Yale Farar
                                         ---------------------------------------
                                         Its: Majority Owner and Managing Member








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                                INDEX TO EXHIBITS
                                -----------------

EXHIBIT NO.              DESCRIPTION
-----------              -----------
99.1                     Agreement of Joint Filing.